Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 12, 2014

Relating to Prospectus dated September 11, 2014

Registration No. 333-197097

AFFIMED THERAPEUTICS B.V.

FREE WRITING PROSPECTUS

This free writing prospectus relates only to, and should be read together with, the prospectus dated September 11, 2014 included in Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-197097) (the “Registration Statement”) relating to the initial public offering of common shares of Affimed Therapeutics B.V. (the “Company”). Capitalized terms used, but not defined, herein have the meanings set forth in the prospectus.

To review the prospectus, click the following link on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): https://www.sec.gov/Archives/edgar/data/1608390/000119312514338954/d720174df1a.htm

The following information updates and supersedes the information contained in the prospectus to the extent that such information is inconsistent therewith.

Price per share: $7.00.

Number of shares to be sold: 8,000,000 shares. In addition, the Company has granted the underwriters an option to purchase an additional 1,200,000 shares.

Number of common shares to be outstanding immediately after the offering: 23,984,167 shares.

Amount of insider participation: $23.7 million.

The Company anticipates that the net proceeds from the offering, together with existing cash and cash equivalents and the payments it anticipates receiving from Amphivena under its license and development agreement through 2016, will enable it to fund the clinical development of AFM13, AFM11 and AFM21 for at least the next 28 months, assuming all of its programs advance as currently contemplated.